APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Maison Provence Corp
Balance Sheet - unaudited
For the period ended 10/31/21

	Current Period
	31-Oct-21
ASSETS	
Current Assets:	
Cash	$ 20,000.00
Accounts Receivables	-
Inventory	-
Total Current Assets	20,000.00
Fixed Assets:	
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 20,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	20,000.00
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	20,000.00
TOTAL LIABILITIES & EQUITY	$ 20,000.00
Balance Sheet Check	-

I, Kristin Lacy, certify that:

1. The financial statements of Convivio Café LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Convivio Café LLC has not been included in this Form as Convivio Café LLC was formed on 09/06/2020 and has not filed a tax return to date.

Signature   *Kristin Lacy*

Name: Kristin Lacy

Title: Co-Owner